SECURITIES EXCHANGE AGREEMENT

This AGREEMENT, made this 28 day of June 2010, by and between Arizona Gold and Onyx Mining Company ("AGOM") and GOLD and ONYX MINING COMPANY ("GOMC"), is made for the purpose of setting for the terms and conditions listed below.

ARTICLE I

EXCHANGE OF SECURITIES

Subject to the terms and conditions of this Agreement, AGOM agrees to issue and GOMC agrees to exchange 131,000,000 (One hundred and thirty one million) shares of AGOM's stock in consideration for a 100% (one hundred percent) of GOMC's outstanding stock.

Upon completion of the stock exchange, GOMC shall control AGOM. The Board of AGOM hereby agrees to resign, and to be replaced by the GOMC Board of Directors. Furthermore, AGOM agrees, that within thirty (30) days of the completion of the stock exchange, AGOM shall change its name to ARIZONA GOLD and ONYX MINING COMPANY.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

AGOM represents and warrants that:

2.01 Organization. AGOM is a Utah corporation in good standing under Utah law; has all necessary powers to own properties and to carry on its business as now owned and operated by it; and is in good standing in each of the states where business is conducted.

2.02 Capital. The authorized capital of AGOM is 150,000,000 shares with a par value of .001 per share. A total of 143,000,000 common shares are outstanding.

2.03 Officers and Directors. The current president and officer and director is Morgan J.C. Scudi. The officers and directors of AGOM agree to resign on the completion of the stock exchange, and to be replaced by GOMC officers, directors, and president. Empire Stock Transfer, of Las Vegas, Nevada will act as transfer agent for AGOM.

2.04 Financial Statements. All known financial statements will be furnished prior to closing to GOMC.

2.05 Absence of Undisclosed Liabilities. AGOM does not as of April 28, 2010, have any debt, liability, or obligations of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due that is not reflected in materials provided for audit.

2.06 Investigation of Financial Condition. Without in any manner reducing or otherwise mitigating the representations contained herein, AGOM shall make available to GOMC the books and records of AGOM. AGOM shall also make available and warrants that the minutes of AGOM are a complete and accurate record of all meetings of the officers and directors and accurately reflect all actions taken at such meetings. The signatures on such meetings are the valid signatures of AGOM's officers and directors who were duly elected or appointed on the dates that the minutes were signed by such persons.

2.07 Compliance with Laws. AGOM has complied with, and is not in violation of applicable federal laws, state laws, or locate statutes, or regulations affecting its properties or operation of its business, including but not limited to applicable federal and state securities laws. AGOM does not have any employee benefit plan, which is subject to the provisions of the Employee Retirement Security Act of 1974.

2.08 Litigation. AGOM is not a party to any suit, action, arbitration, or legal, administrative or other proceeding, or governmental investigation pending, to the best knowledge of AGOM, threatened against or affecting AGOM or its business, assets, or financial department, agency, or instrumentally. AGOM is not engaged in any legal action to recover moneys due to AGOM or damages sustained by AGOM.

2.09 Ability to Carry Out Obligations. By the signing of this document, AGOM acknowledges that this Agreement has been approved by its officers and Board of Directors, and AGOM warrants that it has the right, power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by AGOM and the performance by AGOM of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach or violation or any provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaws, operating agreement, articles of organization, or any other agreement or instrument that AGOM is a party, or by which it may be bound; nor will any consents or authorizations of any party other than those hereto required; (b) an event that would permit any party to any agreement or instrument to terminate or accelerate the maturity of any indebtedness or other obligation of AGOM; or (c) an event that would result in the creation or imposition or any lien, change, or encumbrance of any asset of AGOM or would create any obligation for which AGOM would be liable except as contemplated by this Agreement.

2.10 Full Disclosure. None of the representations and warranties made by AGOM or in any certificated or memorandum furnished or to be furnished by AGOM or on its behalf, contains or will contain any untrue statements of material fact, or omit any material fact, the omission of which would be misleading. AGOM has disclosed to GOMC all reasonably foreseeable contingencies, which, if such contingencies transpired, would have material adverse effects on AGOM's or GOMC's business.

ARTICLE III

CONDITIONS PRECEDENT TO PERFORMANCE BY GOMC

3.01 Conditions. GOMC's obligations hereunder shall be subjected to satisfaction, at or before Closing, of all conditions set forth in this Article III. GOMC shall have the right to waive any or all of these conditions or any of GOMC's other rights or remedies at law or in equity, if AGOM shall be in default of any of its representations, warranties, or covenants under this Agreement.

3.02 GOMC Assets: Upon closing of this Agreement, GOMC shall place all of its assets and agreements into AGOM. The two companies shall be merged into AGOM, and GOMC shall give all of its assets to AGOM.

3.03 Stock Price: AGOM agrees that the price of the AGOM shares must be at $1.25 per share, or greater, at the time of the closing.

3.04 Stock Certificates: At closing, AGOM shall issue one stock certificate to GOMC. GOMC shall then issue new AGOM stock certificates to its shareholders.

ARTICLE IV

CONDITIONS PRECEDENT TO PERFORMANCE BY AGOM

4.01 Conditions. AGOM's obligations hereunder shall be subject to the satisfaction, at or before the closing, of all the conditions set forth in Article IV. AGOM shall have the right to waive any or all of these conditions or any of GOMC's other rights or remedies at law or in equity, if GOMC shall be in default of any of its representations, warranties, or covenants under this Agreement.

4.02 Accuracy of Representations. Except as otherwise permitted by this Agreement, all representations and warranties by GOMC in this Agreement or in any written statement that shall be delivered to AGOM by GOMC under this Agreement shall be true on and as of the closing date as through made at those times.

4.03 Performance. GOMC shall have performed, satisfied, and complied with all covenants, agreements, and conditions required by this Agreement to be performed or complied with by it, on or before the closing. GOMC shall have obtained all necessary consents and approvals required to consummate the transactions contemplated hereby.

4.04 Absence of Litigation. No action, suit, or proceeding before any court or any governmental body or authority pertaining to the transaction contemplated by this Agreement or its consummation, shall have been instituted or threatened on or before the closing.

4.05 Other. In addition to the other provisions of this Article IV, AGOM shall have the right to inspect financial statements for GOMC. AGOM acknowledges, however, that GOMC is a company that has been in existence for less than one year, and for the last three quarters has been dormant; GOMC hereby discloses the absence of a great deal of financial data.

ARTICLE V

CLOSING

5.01 Closing. The closing of this transaction shall be held at the offices of AGOM. Unless closing takes place before June 28, 2010, then either party may terminate this Agreement without liability to the other party, except as otherwise provided in Section 7.12. At closing, AGOM shall issue one stock certificate to GOMC. GOMC shall then issue new AGOM stock certificates to its shareholders.

ARTICLE VI

TERMINATION

6.01 Termination. In addition to the other remedies, GOMC or AGOM may, on or prior to the closing date, terminate this Agreement without liability to the other party:

(i) If any bona fide action or proceeding shall be pending against GOMC or AGOM on the closing date that could result in an unfavorable judgment, decree, or order that would prevent or make unlawful the carrying out this Agreement, or if any agency of the federal or state government shall have objected on or before the closing date to this acquisition or to any other action required by or in connection with this Agreement.

(ii) If the legality and sufficiency of all steps taken and to be taken by each party in carrying out this Agreement shall not have been approved by the respective party's counsel, which approval shall not be unreasonably withheld.

(iii) If a party breaches any representation, warranty, covenant, or obligation of such party set forth herein and such breach is not corrected with ten (10) days of receiving written notice from the other party of such breach.

ARTICLE VII

MISCELLANEOUS

7.01 Captions and Headings. The articles and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit or add to the meaning of any provision of this Agreement.

7.02 No Oral Change. This Agreement and any provision hereof may not be waived, changed, modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

7.03 Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Agreement shall be deemed to have been made unless expressly in writing signed by the party against who such waiver is charged; and (i) the failure of any party to insist on any one or more cases upon the performance of any of the provisions, covenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants, or conditions; (ii) the acceptance of performance of anything required by this Agreement to be performed with the knowledge of the breach or failure of a covenant, condition, or provision hereof shall not be deemed a waiver of such breach or failure; and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

7.04 Time of the Essence. Time is of the essence of this Agreement and of each and every provision herein.

7.05 Entire Agreement. This Agreement contains the entire Agreement and understanding between the parties hereto, and supersedes all prior agreements, understandings, and the letters of intent between the parties.

7.06 Governing Law. This Agreement and its applications shall be governed by the laws of California. Any action brought to enforce this Agreement must be brought in state or Federal court in Los Angeles or Orange Counties, California.

7.07 Counterparts. This Agreement may be executed simultaneously in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instruments.

7.08 Notices. All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is given, or on the third day after mailing if mailing to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed as follows:

TO GOMC: **Michael Mitsunaga**
President GOMC
3422 W. Pico Blvd.
Los Angeles, Ca 90019

TO AGOM: **Morgan J.C. Scudi**
President AGOM
5440 MorehouseDr.
Suite 4400
San Diego, CA 92121

7.09 Effect of Closing. All representations, warranties, covenants, and agreements of the parties contained in this Agreement, or in any instrument, certificate, opinion, or other writing provided for in it, shall survive the closing of this Agreement. In the event there is any material misrepresentation of warranty of any party to this Agreement, then GOMC and its shareholders (if such misrepresentation is made by AGOM or its officers) of AGOM and its shareholders (if such misrepresentation is made my GOMC or its officers) may rescind this Agreement during the thirty day period following the closing date of this Agreement.

7.10 Mutual Cooperation. The parties hereto shall cooperate with each other to achieve the purpose of this Agreement, and shall execute such other and further documents and take such other and further actions as may be necessary or convenient to effect the transactions described herein. Neither party will intentionally take any action or omit to take any action which will cause a breach of such party's obligations pursuant to this Agreement.

7.11 Expenses. Each of the parties hereto agrees to pay all of its own expenses (including without limitation, attorneys' and accountants' fees) incurred in connection with this agreement, the transactions contemplated herein and negotiations leading to the same and the preparations made for carrying the same into effect. Each of the parties expressly represents and warrants that no finder or broker has been involved in this transaction and each party agrees to indemnify and hold the other party harmless from any commission, fee or claims of any person, firm, or corporation employed or retained by such party (or claiming to be employed or retained by such party) to bring about or represent such party in transactions contemplated by this Agreement.

AGREED TO AND ACCEPTED as of the date first above written.

GOLD and ONYX MINING COMPANY

By: ______________________

Michael Mitsunaga, President and Director

ARIZONA GOLD AND ONYX MINING COMPANY

By: ______________________

Morgan J.C. Scudi, President and Director